Exhibit 99.1

February 26, 2019

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hebron Technology Co., Ltd

File No. 001-37829

Dear Sir or Madam:

We have read Form 6-K dated February 26, 2019 of Hebron Technology Co., Ltd (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Sincerely,

/s/ Friedman LLP

New York, New York